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      FORM 3                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                           Washington D.C. 20549                                  OMB APPROVAL
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                                                                                            OMB Number  3235-0140
                            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES         Expires: September 30, 1998
                                                                                            Estimated average burden
                                                                                             hours per response... 0.5
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
       of the Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*     2.  Date of Event Re-     4. Issuer Name and Ticker
                                                 quiring Statement          or Trading Symbol
Magida         Stephen       A.                  (Month/Day/Year)           Galileo Corporation
------------------------------------------          12/22/98                (NASDAQ: GAEO)
(Last)        (First)     (Middle)           ---------------------    ---------------------------------   -------------------------
                                             3.  I.R.S. Identifica-    5.  Relationship of Reporting      6. If Amendment, Date of
105 Harbor Drive, Suite 125                      tion Number of            Person(s) to Issuer (Check        Original (Month/Day/
------------------------------------------       Reporting Person,         all applicable)                   Year)
(Street)                                         if an entity           ___ Director X  10% Owner            ----------------------
                                                 (Voluntary)            ___ Officer) __ Other (specify)   7. Individual or Joint/
Stamford          CT       06902               ---------------------       (give title     below)            Group Filing (Check
------------------------------------------                                 below)                            Applicable List)
(City)          (State)    (Zip)                                                                          X Form filed by One
                                                                                                            Reporting Person
                                                                                                          _ Form filed by More than
                                                                                                            One Reporting Person
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                                                 Table I - Non-Derivative Securities Beneficially Owned

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1.  Title of Security                      2.  Amount of Securities       3. Ownership            4.  Nature of Indirect Beneficial
     (Instr. 4)                                Beneficially Owned            Form: Direct             Ownership (Instr. 5)
                                               (Instr. 4)                    (D) or Indirect
                                                                             (I)  (Instr. 5)
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Common Stock, par value $.01 per share            2,000,000                     I (1)                 As Manager of LLC (1)
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Common Stock, par value $.01 per share               11,000                     I (2)                 As Trustee of Trust (2)
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
     Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
     * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 3 (Continued)         Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


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1. Title of Derivative     2. Date                3. Title and Amount of     4. Conversion     5. Ownership     6. Nature of Direct
   Security (Instr. 4)        Exercisable and        Securities Underlying      or Exercise       Form of          Beneficial
                              Expiration Date        Derivative Security        Price of          Derivative       Ownership
                              (Month/Day/Year)       (Inst. 4)                  Derivative        Security;        (Instr. 5)
                                                                                Security          Direct (D)
                             -------------------------------------------------                    or Indir-
                             Date      Expira-                  Amount or                         ect (I)
                             Exer-     tion       Title         Number of                         (Instr. 5)
                             cisable   Date                     Shares
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Warrant for Common Stock      (3)      (3)       Common Stock,   2,000,000       $1.50/share         I(1)         As Manager of LLC
                                                 par value                                                           (1)
                                                 $.01 per share
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     Explanation  of Responses:

     (1) These shares and warrants are beneficially owned directly by Andlinger Capital XIII LLC. Stephen A. Magida may be deemed to beneficially own these shares and warrants indirectly in his capacity as Manager of Andlinger Capital XIII LLC. This report shall not be deemed an admission that Mr. Magida is the beneficial owner of such securities.
     (2) Mr. Magida may be deemed to beneficially own these shares indirectly in his capacity as trustee under certain trusts for the benefit of members of the family of Gerhard R. Andlinger. This report shall not be deemed an admission that Mr. Magida is the beneficial owner of such shares.
     (3) These warrants will be exercisable from their issuance until seven and one-half years after their issuance. As of the date of this filing the warrants have not been issued.

                                                                                                      /s/ Stephen A. Magida
    ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     ** Signature of Reporting Person
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
    Note: File three copies of this Form, one of which must be manually signed.                           12/28/98
          If space provided is insufficient,                                                              ---------
          See Instruction 6 for procedure.                                                                  Date
    Potential  persons  who are to  respond  to the  collection  of  information contained in this form are not required to respond  unless the form displays a current valid OMB Number.
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